Exhibit 99.1

NICE Reports Accelerated Growth with Double-Digit Increases in Total
Revenue and Earnings Per Share for the First Quarter 2019

31% Increase in Cloud Revenue
Record Operating Cash Flow of $182 Million, Increase of 33%
Company Increases Guidance for Full-Year 2019 Earnings Per Share

Hoboken, New Jersey, May 16, 2019 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

GAAP	Non-GAAP
Revenue of $377 million, growth of 12% year-over-year	Revenue of $378 million, growth of 12% year-over-year
Cloud revenue of $136 million, growth of 31% year-over-year	Cloud revenue of $137 million, growth of 30% year-over-year
Gross margin of 65.2% compared to 64.7% last year	Gross margin of 70.5% compared to 70.4% last year
Operating income of $52 million compared to $34 million last year, an increase of 52%	Operating income of $97 million compared to $79 million last year, an increase of 23%
Operating margin of 13.8% compared to 10.2% last year	Operating margin of 25.7% compared to 23.4% last year
Diluted EPS of $0.58 versus $0.37 last year, 57% growth year-over-year	Diluted EPS of $1.18 versus $0.97 last year, 22% growth year-over-year
Record cash flow from operations of $182 million, 33% growth year-over-year

“The first quarter marked a very strong start to the year as we reported accelerated growth with double-digit increases in all key metrics, including total revenues, cloud revenues, operating income and earnings per share.  Moreover, we continued to benefit from the leverage in our operating model as reflected in the significant expansion in our operating margin,” said Barak Eilam, CEO, NICE.

Mr. Eilam continued, “The strong start to the year was driven by the more than 30% increase in cloud revenue with our CXone platform as the underpinning of that growth. We are now taking the next step in the evolution of CXone by ushering in a new era in CX with the introduction of smart digital conversations. This builds on our CXone platform strategy with an additional market leading innovation that enables our customers to accelerate their transition in managing digital experiences. This innovation is augmented by the acquisition of Brand Embassy, announced earlier today.”

GAAP Financial Highlights for the First Quarter and Full Year Ended March 31:

Revenues: First quarter 2019 total revenues increased 12.4% to $377.0 million compared to $335.4 million for the first quarter of 2018.

Gross Profit: First quarter 2019 gross profit and gross margin increased to $246.0 million and 65.2%, respectively, from $216.9 million and 64.7%, respectively, for the first quarter of 2018.

Operating Income: First quarter 2019 operating income and operating margin increased to $51.9 million and 13.8%, respectively, compared to $34.2 million and 10.2%, respectively, for the first quarter of 2018.

Net Income: First quarter 2019 net income and net income margin were $37.1 million and 9.8%, respectively, compared to $23.5 million and 7.0%, respectively, for the first quarter of 2018.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2019 increased 56.8% to $0.58, compared to $0.37 in the first quarter of 2018.

Operating Cash Flow and Cash Balance: First quarter 2019 operating cash flow was $182.4 million. In the first quarter $10.1 million was used for share repurchases. As of March 31, 2019, total cash and cash equivalents, short term investments and marketable securities were $890.9 million, and total debt was $458.2 million.

Non-GAAP Financial Highlights for the First Quarter and Full Year Ended March 31:

Revenues: First quarter 2019 non-GAAP total revenues increased to $377.9 million, up 11.9% from $337.6 million for the first quarter of 2018.

Gross Profit: First quarter 2019 non-GAAP gross profit and non-GAAP gross margin increased to $266.5 million and 70.5%, respectively, from $237.7 million and 70.4%, respectively, for the first quarter of 2018.

Operating Income: First quarter 2019 non-GAAP operating income and non-GAAP operating margin increased to $97.0 million and 25.7%, respectively, from $78.9 million and 23.4%, respectively, for the first quarter of 2018.

Net Income: First quarter 2019 non-GAAP net income and non-GAAP net income margin increased to $75.5 million and 20.0%, respectively, from $60.7 million and 18.0%, respectively, for the first quarter of 2018.

Fully Diluted Earnings Per Share: First quarter 2019 non-GAAP fully diluted earnings per share increased 21.6% to $1.18, compared to $0.97 for the first quarter of 2018.

Second Quarter and Full Year 2019 Guidance:

Second Quarter 2019: Second quarter 2019 non-GAAP total revenues are expected to be in a range of $373 million to $383 million (2018 non-GAAP: $343.7 million). Second quarter 2019 non-GAAP fully diluted earnings per share are expected to be in a range of $1.16 to $1.26 (2018 non-GAAP: $1.10).

Full Year 2019: Full year 2019 non-GAAP total revenues are expected to be in a range of $1,558 million to $1,582 million (2018 non-GAAP: $1,453.4 million). The Company increased full year 2019 non-GAAP fully diluted earnings per share to be in an expected range of $5.11 to $5.31 (2018 non-GAAP: $4.75).

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 16th, 2019 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 635 296 09. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 667 515 36.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, tax adjustment re non-GAAP adjustments and tax reform. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on first-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2019	2018
	Unaudited	Unaudited

Revenue:
Product	$70,031	$61,370
Services	170,918	170,217
Cloud	136,078	103,855
Total revenue	377,027	335,442

Cost of revenue:
Product	5,881	8,137
Services	55,123	58,385
Cloud	70,046	51,993
Total cost of revenue	131,050	118,515

Gross profit	245,977	216,927

Operating expenses:
Research and development, net	46,566	45,867
Selling and marketing	102,067	89,926
General and administrative	34,714	36,372
Amortization of acquired intangible assets	10,701	10,585
Total operating expenses	194,048	182,750

Operating income	51,929	34,177

Finance and other expense, net	3,418	3,968

Income before tax	48,511	30,209
Taxes on income	11,447	6,683
Net income	$37,064	$23,526

Earnings per share:
Basic	$0.60	$0.39
Diluted	$0.58	$0.37

Weighted average shares outstanding:
Basic	61,842	61,054
Diluted	63,759	62,776

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2019	2018
GAAP revenues	$377,027	$335,442
Valuation adjustment on acquired deferred product revenue	15	15
Valuation adjustment on acquired deferred services revenue	2	306
Valuation adjustment on acquired deferred cloud revenue	872	1,886
Non-GAAP revenues	$377,916	$337,649

GAAP cost of revenue	$131,050	$118,515
Amortization of acquired intangible assets on cost of product	(870)	(2,589)
Amortization of acquired intangible assets on cost of services	(1,535)	(823)
Amortization of acquired intangible assets on cost of cloud	(14,805)	(12,755)
Valuation adjustment on acquired deferred cost of cloud	686	336
Cost of product revenue adjustment (1)	(105)	(188)
Cost of services revenue adjustment (1)	(2,144)	(1,753)
Cost of cloud revenue adjustment (1)	(907)	(769)
Non-GAAP cost of revenue	$111,370	$99,974

GAAP gross profit	$245,977	$216,927
Gross profit adjustments	20,569	20,748
Non-GAAP gross profit	$266,546	$237,675

GAAP operating expenses	$194,048	$182,750
Research and development (1)	(1,562)	(2,344)
Sales and marketing (1)	(5,676)	(6,303)
General and administrative (1)	(6,610)	(4,782)
Amortization of acquired intangible assets	(10,702)	(10,585)
Valuation adjustment on acquired deferred commission	93	-
Non-GAAP operating expenses	$169,591	$158,736

GAAP finance & other expense (income), net	$3,418	$3,968
Amortization of discount on long-term debt	(2,308)	(2,163)
Non-GAAP finance & other expense (income), net	$1,110	$1,805

GAAP taxes on income (tax benefits)	$11,447	$6,683
Tax adjustments re non-GAAP adjustments	8,882	9,775
Non-GAAP taxes on income	$20,329	$16,458

GAAP net income	$37,064	$23,526
Valuation adjustment on acquired deferred revenue	889	2,207
Valuation adjustment on acquired deferred cost of cloud revenue	(686)	(336)
Amortization of acquired intangible assets	27,912	26,752
Valuation adjustment on acquired deferred commission	(93)	-
Share-based compensation (1)	17,004	16,139
Amortization of discount on long term debt	2,308	2,163
Tax adjustments re non-GAAP adjustments and tax reform	(8,882)	(9,775)
Non-GAAP net income	$75,516	$60,676

GAAP diluted earnings per share	$0.58	$0.37

Non-GAAP diluted earnings per share	$1.18	$0.97

Shares used in computing GAAP diluted earnings per share	63,759	62,776

Shares used in computing non-GAAP diluted earnings per share	63,759	62,776

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1) Share-based Compensation
	Quarter ended
	March 31,
	2019	2018

Cost of product revenue	$(105)	$(188)
Cost of services revenue	(2,144)	(1,753)
Cost of cloud revenue	(907)	(769)
Research and development	(1,562)	(2,344)
Sales and marketing	(5,676)	(6,303)
General and administrative	(6,610)	(4,782)
	$(17,004)	$(16,139)

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Quarter ended
	March 31,
	2019	2018
	Unaudited	Unaudited

Operating Activities

Net income	$37,064	$23,526
Depreciation and amortization	41,808	37,937
Stock based compensation	17,004	16,139
Amortization of premium and discount and accrued interest on marketable securities	(341)	(298)
Deferred taxes, net	(7,858)	(9,667)
Changes in operating assets and liabilities:
Trade Receivables	30,723	(16,154)
Prepaid expenses and other assets	(20,582)	(12,419)
Trade payables	(825)	(5,501)
Accrued expenses and other current liabilities	32,438	(4,420)
Operating lease right-of-use assets, net	4,117	-
Deferred revenue	53,407	106,117
Long term liabilities	123	(383)
Operating lease liabilities	(5,505)	-
Amortization of discount on long term debt	2,307	2,163
Other	(1,468)	(183)
Net cash provided by operating activities	182,412	136,857

Investing Activities

Purchase of property and equipment	(8,416)	(5,316)
Purchase of Investments	(191,308)	(135,645)
Proceeds from Investments	76,950	19,017
Capitalization of software development costs	(8,494)	(7,804)
Net cash used in investing activities	(131,268)	(129,748)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	1,617	3,244
Purchase of treasury shares	(10,100)	(4,252)
Capital Lease payments	(253)	-
Net cash used in financing activities	(8,736)	(1,008)

Effect of exchange rates on cash and cash equivalents	189	58

Net change in cash and cash equivalents	42,597	6,159
Cash and cash equivalents, beginning of period	$242,099	$328,302

Cash and cash equivalents, end of period	$284,696	$334,461

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$284,696	$242,099
Short-term investments	286,205	243,729
Trade receivables	258,888	287,963
Prepaid expenses and other current assets	102,157	87,450

Total current assets	931,946	861,241

LONG-TERM ASSETS:
Long-term investments	319,988	244,998
Property and equipment, net	139,701	140,338
Deferred tax assets	10,511	12,309
Other intangible assets, net	480,286	508,232
Operating lease right-of-use assets	116,656	-
Goodwill	1,368,733	1,366,206
Other long-term assets	81,090	74,042

Total long-term assets	2,516,965	2,346,125

TOTAL ASSETS	$3,448,911	$3,207,366

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$25,901	$29,617
Deferred revenues and advances from customers	273,572	221,387
Current maturities of operating leases	17,078	-
Accrued expenses and other liabilities	396,009	373,908

Total current liabilities	712,560	624,912

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	38,012	35,112
Operating leases	116,737	-
Deferred tax liabilities	34,759	44,140
Long-term debt	458,211	455,985
Other long-term liabilities	16,114	30,604

Total long-term liabilities	663,833	565,841

SHAREHOLDERS' EQUITY	2,072,518	2,016,613

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,448,911	$3,207,366